Filed Pursuant to Rule 424(b)(7)

Registration No. 333-225528

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated June 8, 2018)

Debt Securities

Preferred Stock

Class A Common Stock

Warrants

Depositary Shares

Rights

Units

Offered, from time to time, by Shake Shack Inc.

and

12,318,993 Shares

of Class A Common Stock

Offered, from time to time, by the Selling Stockholders

The following information amends and supplements information contained in the prospectus, dated June 8, 2018 (the “Prospectus”). This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information that is presented herein supersedes the information contained in the Prospectus. This Prospectus Supplement No. 1 is not complete without, and may only be delivered or utilized in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our Class A Common Stock involves certain risks. See “Risk Factors” beginning on page 2 of the Prospectus and any risk factors included in any prospectus supplement and in the documents incorporated by reference in the Prospectus for a discussion of the factors you should carefully consider before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is September 9, 2019

ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement No. 1 is being filed to amend and supplement information that appears under the caption “Selling Stockholders” in the Prospectus. Capitalized terms that are not defined in this Prospectus Supplement No. 1 are defined in the Prospectus.

SELLING STOCKHOLDERS

The following information is being provided to update the Selling Stockholders table in the Prospectus to reflect (1) the reorganization (the “GTC Reorganization”) of Gramercy Tavern Corp. (“GTC”) and (2) an exchange agreement (the “Exchange Agreement”) by and among SSE Holdings, LLC, Shake Shack Inc., Daniel H. Meyer Investment Trust dated 5/15/92 (the “Investment Trust”) and Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12 (the “Gift Trust”). Pursuant to the GTC Reorganization, the Investment Trust received 154,072 shares of the Company’s Class A Common Stock previously held by GTC, and the Gift Trust received 2,536,191 shares of the Company’s Class A Common Stock previously held by GTC. Pursuant to the Exchange Agreement, the Investment Trust received 1,230,885 shares of the Company’s Class A Common Stock from the Gift Trust and the Gift Trust received 1,270,136 LLC Interests from the Investment Trust. The information set forth in the table below regarding the selling stockholders named supersedes and replaces the information regarding such selling stockholders in the Prospectus.

	LLC Interests (and an equivalent amount of shares of Class B Common Stock) held prior to the offering		LLC Interests to be exchanged (and an equivalent amount of shares of Class B Common Stock to be surrendered and cancelled) in the offering(+)(1)		LLC Interests (and an equivalent amount of shares of Class B Common Stock) held after the offering(+)		Shares of Class A Common Stock held prior to the offering(^)			Shares of Class A Common Stock that may be sold in the offering(‡)		Shares of Class A Common Stock held after the offering(!)
Name and address of beneficial owner(2)	(#)	(% of LLC Interests outstanding)(3)	(#)	(% of Class A Common Stock outstanding)(4)	(#)	(% of Class A Common Stock outstanding)(4)	(#)		(%)(5)	(#)	(%)(4)	(#)	(%)(4)
Daniel Meyer and Affiliates:
Daniel Meyer	-	-	-	-	—	-	10,634	(6)	* %	-	-	10,634	*	%
Daniel H. Meyer Gift Trust U/A/D 10/31/12(7)	1,861,057	5.3%	1,861,057	5.3%	—	-	1,305,306		3.9%	3,166,363	8.9%	-	-
Daniel H. Meyer Investment Trust Dated 5/15/92(8)	-	-	-	-	—	-	1,374,731	(9)	4.1%	1,343,600	4.0%	31,131	*	%

*	Represents beneficial ownership of less than 1%

(+)	Continuing SSE Equity Owners will redeem (or exchange), on a one-for-one basis, their LLC Interests for newly-issued shares of Class A Common Stock, to the extent they offer or sell shares of Class A Common Stock pursuant to the Prospectus (and an equivalent number of shares of Class B Common Stock held by such selling stockholders will be surrendered and cancelled in connection with each such LLC Interest exchange). See “Certain Relationships and Related Transactions, and Director Independence—SSE Holdings LLC Agreement—LLC Interest Redemption Right” in our Form 10-K for the fiscal year ended December 26, 2018.

(^)	Comprises (i) shares of Class A Common Stock acquired under the Company's Directed Share Program, (ii) shares of Class A Common Stock previously issued to the Former SSE Equity Owners, and (iii) shares of Class A Common Stock acquired as a result of the Reorganization of USC and the GTC Reorganization and related transactions.

(‡)	Comprises (i) shares of Class A Common Stock to be offered or sold by the Continuing SSE Equity Owners after giving effect to the redemption (or exchange) of their respective LLC Interests, (ii) shares of Class A Common Stock previously issued to the Former SSE Equity Owners, and (iii) shares of Class A Common Stock acquired as a result of the Reorganization of USC and the GTC Reorganization and related transactions.

(!)	Assumes the sale by the selling stockholders of all shares of Class A Common Stock registered pursuant to the Prospectus.

(1)	Assumes all LLC Interests are redeemed (or exchanged) (and all shares of Class B Common Stock are surrendered and cancelled) for shares of Class A Common Stock.

(2)	Unless otherwise noted, the address for each beneficial owner listed on the table is c/o Shake Shack Inc., 225 Varick Street, Suite 301, New York, New York 10014.

(3)	Percentage of ownership is calculated including LLC Interests held by Shake Shack Inc.

(4)	Percentage of ownership calculated after adding the total number of shares of Class A Common Stock issued upon exchange of all outstanding LLC Interests held by the Continuing SSE Equity Owners to the existing number of shares of Class A Common Stock outstanding as of September 6, 2019.

(5)	Percentage of ownership calculated against the total number of shares of Class A Common Stock outstanding as of September 6, 2019.

(6)	Represents (i) restricted share grants from the Company and (ii) shares that Mr. Meyer has the right to acquire or will have the right to acquire within 60 days by the exercise of stock options granted by the Company.

(7)	Mr. Meyer’s spouse is a trustee and beneficiary of the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

(8)	Mr. Meyer is the grantor, trustee and beneficiary of the Daniel H. Meyer Investment Trust dated 5/15/92.

(9)	Represents the remaining shares of Class A Common Stock (i) acquired under the Company’s Directed Share Program, (ii) vested restricted shares granted by the Company, and (iii) resulting from the Reorganization and the GTC Reorganization and related transactions.